Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the Nine Months Ended September 30, 2013
Income before income from unconsolidated entities, income taxes, discontinued operations and noncontrolling interest	$366,276
Interest expense
Senior notes payable and other debt	245,622
Distributions from unconsolidated entities	5,680
Earnings	$617,578
Interest
Senior notes payable and other debt expense	$245,622
Interest capitalized	697
Fixed charges	$246,319

Ratio of Earnings to Fixed Charges	2.51